UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 5, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com
May 5, 2008
METHANEX ANNOUNCES AGREEMENT WITH ENAP TO SOURCE NATURAL GAS FOR CHILE OPERATIONS
Methanex Corporation announced today that it has signed an agreement with ENAP (the Chilean state-owned oil and gas company) to accelerate gas exploration and development in the Dorado Riquelme exploration block and supply new Chilean-sourced natural gas to Methanex’s production facilities in Chile. Under the arrangement, Methanex expects to contribute approximately $100 million in capital over the next three years and will have 50 percent participation in the block. It is expected that deliveries of gas from the block will commence later this year and that the block has the potential to become a significant new supply source for Methanex’s facilities in Chile. The arrangement is subject to approval by the Government of Chile.
Bruce Aitken, President & CEO of Methanex commented, “I am very pleased to announce this agreement with ENAP, which represents an important step in returning our assets in Chile back to full operating rates. With this arrangement, our recently announced agreement with GeoPark, and the new oil and gas activity associated with the bidding round recently conducted by the Government of Chile, we expect to receive increasing quantities of Chilean gas in the next few years.”
Methanex’s Latin America Senior Vice President, Paul Schiodtz, added, “We are very pleased to have reached this agreement with ENAP, which we have enjoyed a strong relationship with as our primary gas supplier in southern Chile over the last 20 years. The Dorado Riquelme block represents an excellent opportunity. Our involvement will add additional capital and personnel dedicated to accelerate development activity of the block. In addition, the area has existing pipeline and other infrastructure in place to make it possible for gas to be flowing to our plants later this year. ”
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH” and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
ENAP (Empresa Nacional del Petróleo) is the Chilean state-owned oil and gas company created in 1950 by the state of Chile. ENAP is involved in the exploration, production and commercialization of hydrocarbons and their derivatives, in Chile and abroad.

Information in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis. In addition, no assurance can be given that the approval from the Government of Chile referred to in this release will be obtained. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600